December 6, 2013

Via Edgar Correspondence

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Sysorex Global Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 12, 2013

File No.  333-191648

Dear Sir or Madam:

As counsel to Sysorex Global Holdings Corp. (the “Company”), we are responding to the Staff’s Comment Letter dated November 27, 2013 to the Company’s Registration Statement on Form S-1 (File No. 333-191648) (the “Registration Statement”).  The comments are repeated in the order set forth with the Company’s responses following in order.  The Company has filed Amendment No. 2 to its Registration Statement on Form S-1 on this date.

General

1.

Update the financial statements pursuant to Rule 8-03 of Regulation S-X.

Response:

This comment has been complied with.  Financial information has been updated to September 30, 2013.

2.

We acknowledge your response to prior comment 1; however, we again note that you appear to be registering the shares underlying the underwriter warrants but not the warrants themselves. Please revise or advise.

Response:

This comment has been complied with.  The underwriter’s warrants have been registered.

Prospectus Summary

The Company

Overview, page 4

3.

We note your response to prior comment 7. Tell us why you believe it is appropriate to combine an immaterial reportable operating segment with a material reportable operating segment. We refer you to ASC 280-10-50-13. Identify the accounting literature that supports your presentation.

Response:

With respect to your inquiry we have further clarified our disclosures regarding our operating segments in our amended S-1 filing under the heading Operating Segments.

The Company operates in the respective business segments as follows:

•

Information technology solutions services to commercial organizations. These services include enterprise computing and storage, virtualization, business continuity, networking and information technology business consulting services.

•

Information technology and telecommunications solutions and services primarily to government agencies in the United States, (Domestic) and Saudi Arabia (Foreign)  The operations include systems integration and consulting, including, but not limited to: custom application/software design, architecture and development, data center design and operations services, command control, computer communication, intelligence (C4I) system consulting, program management and security solutions and services.

•

Internet based hosting eServices to its customers located in Europe (Foreign), Canada (Foreign) and the United States (Domestic) by providing Cloud-based data analytics and enterprise solutions to the media, publishing, and entertainment industries.

Securities and Exchange Commission

December 6, 2013

	Information technology solutions services to commercial organizations	Other	Total

Revenues	30,359,838	3,731,770	34,091,608
Cost of Sales	24,032,360	1,822,280	25,854,640
Gross Profit	6,327,478	1,909,490	8,236,968
Selling General and Operating Expenses	6,185,037	4,456,939	10,641,976
Operating Income Loss	142,441	(2,547,449)	(2,405,008)
Other Income and expenses	-	(501,044)	(501,044)
Net Income (Loss)	142,441	(3,048,493)	(2,906,052)

As of September 30, 2013, and for the nine months then ended, the Company did not meet the applicable reporting requirements of ASC 280-10-50 as our Information technology solutions services to commercial organizations comprise greater than 90% or virtually all of our operations and revenues generated.

We will continue to evaluate our operating segments under ASC 280-10-50 and at which time we meet the reporting requirements we will report our operating segments accordingly.

4.

We note that you have made certain revisions to your disclosure in response to prior comment 8. Please clarify the frequency of Lilien’s long-term contract invoices and the frequency of customer payments for the portion of Lilien’s customers with contracts ranging from one to five years. In this regard, you state that “revenues are typically driven by purchase orders that are captured every month.” Risk factor disclosure on page 17 describes Lilien’s lack of “formal written agreements with many of [y]our clients” and for those with whom Lilien has “such agreements [they] do not generally restrict [your] clients from terminating or deciding not to renew… or from cancelling.” Please explain this apparent discrepancy.

Response:

This comment has been complied with.  The prospectus summary and MD&A have been updated to include the frequency of long term contract invoices and customer payments for the portion of Lilien’s customers with contracts ranging from one to five years.  The risk factor section has been clarified to address the discrepancies.

Management and Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 32

5.

We note your revised disclosures in response to prior comment 13. Please tell us what consideration you have given to including accounting for Business Combinations within your critical accounting policies.

Response:

We have added a business combinations policy in the critical accounting policies in the S-1 and in our condensed consolidated financial statements for the nine months ended September 30, 2013.

Stock-Based Compensation, page 39

6.

We note that you have revised your disclosures related to accounting for stock-based compensation and have included a paragraph at the end of your discussion related to the valuation of your common stock. Please revise to present a more thorough discussion of the significant factors, assumptions and methodologies used in estimating the fair value of your common stock. At a minimum, revise your disclosures to include a narrative discussion of the following:

•

Explain what consideration was given to the prices at which your shares had traded and the reasons for the difference in such values and those computed by management.

•

For each valuation date, clearly identify the valuation models employed, the reasons for the selection of each method and the variables (e.g., weighted average cost of capital, marketability discount and other adjustments) used in your models.

•

Where more than one method was used, disclose the weighting of each measure and the method by which the values were allocated (e.g., PWERM).

•

Discuss the factors that contributed to the difference between the fair values at each valuation date and between the most recent valuation and the midpoint of your expected offering price range.

•

Continue to update these disclosures in each pre-effective amendment.

Securities and Exchange Commission

December 6, 2013

Response:

This comment has been complied with.  The stock based compensation section of the MD&A has been expanded to include the additional information about the valuation of the Company’s common stock.

Business

Pending Letter of Interest, page 54

7.

We are continuing to evaluate your response to prior comment 15, as well as your revised disclosures in response to prior comment 18. Your response that the acquisition is not yet probable notwithstanding, we are unable to fully evaluate your response until you have provided us with an estimate of the significance of this potential acquisition based on the significance computations set forth in Rule 1-02(w). Clarify the status of your negotiations with the Target company and identify the remaining terms that are open. You state that you will “simultaneously sign a definitive agreement and complete the acquisition” prior to the effective date of your Prospectus. This statement suggests that remaining terms are not significant. Further, we note that you make reference within MD&A to revenue, net income contributions, and growth rates that appear to imply that the acquisition is probable. If not probable, tell us why you believe including this information here and elsewhere in your filing is appropriate if the acquisition is not probable.

Response:

The Company has evaluated Rule 1-02(w) and determined that financial statements should be provided for the target company.  We will provide these statements when available.  This acquisition would be part of our business and acquisition strategy and we expect to complete more acquisitions as we find more companies that fit our target profile.

The Company still has significant discussion points that we are negotiating with the Target Company.  However, we expect to complete these negotiations in the next 10 days and sign a definitive agreement with a closing at a later date after the financing is completed and we are in a position to pay the cash portion of the purchase price.  We will provide the relevant documents and audited financial statements for the required period as soon as they are available.

Since the acquisition is now deemed probable we have left the revenue, net income contributions and growth rates of the target in the MD&A and will update with audited information when available.

Certain Relationships and Related Party Transactions, page 70

8.

We note your response to prior comment 19. It still appears, however, that you do not discuss in this section the amounts you owe to a business partner in connection with the non-interest cash advance you received in 2009, as described in Note 7 to Sysorex Global Holdings’ consolidated financial statements. Please revise or advise.

Response:

The business partner referred to in Note 7 to the December 31, 2012 financial statements is not a related party, it is Creative Edge and, therefore, does not appear in the prospectus under “Certain Relationships And Related Party Transactions.”  The disclosure in Note 7 to the financial statement is discussed in the Business section under “Legal Proceedings.”

Sysorex Global Holdings, Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Revenue Recognition, page F-8

9.

We are continuing to evaluate your response to prior comment 23. We note your statement that “the parties to the contract include Lilien, [y]our customer and the third-party service provider.” Indicate whether you have separate contracts with each party. Indicate whether your customer has a contract directly with the third-party service provider (“Provider”). Tell us whether the Provider is the manufacturer of the hardware or software sold to your customers. Further, tell us whether you have refunded amounts to customers who were either dissatisfied with services provided or had unused maintenance. In these cases, confirm that you did not have any remedy for relief from the Provider.

Securities and Exchange Commission

December 6, 2013

Response:

As part of our standard operations during our assessment and architectural stage with the potential customer we analyze the customer’s requirements and current IT infrastructure to determine what the customer’s options are and develop a pricing analysis and proposal for which hardware and service arrangement is best suitable and which provider best meets the service requirements for the customer. Upon acceptance by the customer for the specific options and customization of the proposal we document the arrangement in a three party agreement with Lilien as the primary obligor under the arrangement, the customer and any third party vendors if necessary. This agreement outlines and documents the responsibilities of each party to the agreement. Generally, Lilien does not have separate contracts with each party of their maintenance and warranty contracts and the customer does not have a separate contract directly with the third party service provider. As disclosed above Lilien, the customer and the service provider are all parties to the one agreement. Generally, the warranty support agreements are provided by the original manufacturer of the product. Occasionally Lilien will sell post warranty support by a provider who was not the original manufacturer if applicable. Lilien provides refunds to customers that are dissatisfied with their service irrespective of whether Lilien obtains a refund from the provider.  Often Lilien does obtain refunds from the provider, but there are instances where Lilien was required to make refunds to customers and was not entitled to credits from the service providers indicating that risk of loss was primarily with Lilien.

Note 4 – Business Combination, page F-10

10.

We note your response to prior comment 26. It remains unclear to us why Lilien would not be deemed to be a predecessor of the registrant. In this regard, we note that Lilien appears to be significantly larger than the registrant’s historical operations. Please address the following:

•

Tell us why the factors you cite in your prior response should be considered in an analysis of whether an entity is a predecessor of the registrant in light of the definition of a predecessor specified in Rule 405 of Regulation C (“Rule 405”). In this regard, Rule 405 appears to focus on relative size rather than the types of factors you discuss in your response.

•

Describe to us how you considered comparing the registrant to Lilien on other quantitative metrics (e.g. gross profit, Adjusted EBITDA, etc.) in your analysis of Rule 405, and clarify how those metrics informed your conclusion.

•

Explain how you considered whether investors can make a fully informed investment decision absent the additional information (e.g. MD&A of Lilien’s historical operations, etc.) that would be provided if Lilien were to be deemed a predecessor of the registrant.

Response:

We have evaluated your inquiry under Rule 405 of Regulation C and agree that Lilien’s historical operations can be considered to be quantitatively larger than Sysorex, however we also evaluated the substantive nature of Sysorex’s operations and significance of their operations in comparison to Lilien’s along with the governance and management structure of the combined entity under ASC 805 and the implementation guidance specifically in paragraphs A11 and A12 in formulating our conclusion that Lilien should not be considered the predecessor entity.

In addition, based on our review of the business model and operation of both entities we have noted that Lilien is an information technology solutions provider to commercial organizations and Sysorex provides information technology and telecommunications to government agencies. This fact determines that these are two separate and distinct operations. The Lilien operations are purely complementary to the Sysorex operations and are distinct and separate from each other based on both of the entities sources of revenue, targeted industries and types of customers.  Additionally, in order to create value for its shareholders, management’s current business plan is to use Sysorex’s entity as a platform in order to acquire similar and complementary businesses to itself, of which Lilien was the initial acquisition.  As for the overall quantitative measurements, the combined entity (Sysorex and Lilien’s net loss for 2012 was fairly comparable).

Net Loss for the years ended December 31, 2012 and 2011:

	Net (Loss) Income For the year ended December 31,
	2012	2011
Sysorex	($784,625)	$246
Lilien	($562,872)	($245,428)

On the metric of revenue and actual gross profit, not percentage, we concede on a quantitative basis Lilien was larger mainly due to the type of business it operates in.

Securities and Exchange Commission

December 6, 2013

Gross Profit and Gross Profit % for the year ended December 31, 2012 and 2011 were as follows:

	Gross Profit For the year ended December 31,
	2012	2011
Sysorex	$1,893,197	$2,691,268
Lilien	$10,159,183	$9,093,117

	Gross Profit Percentage For the year ended December 31,
	2012	2011
Sysorex	45%	38%
Lilien	25%	26%

Although Lilien may generate a greater amount of revenues and gross profit dollar amount than Sysorex, based on the operations of Lilien these revenues are primarily attributed to revenues generated from the sale of hardware components which Sysorex does not have.

As previously stated, we acknowledge that paragraph A13 of the guidance does discuss size, but after considering the qualitative factors which were included in our previous correspondence with the commission that are discussed in paragraphs A11 and A12 and the fact that management is looking to acquire similar and complementary businesses, such as Shoom in August 2013 and others in the pipeline, we believe the qualitative factors should receive a greater weight in concluding which entity acquired whom.

Based on the criteria we have determined that Lilien is not a predecessor entity.

We have noted your concerns regarding the Lilien acquisition and have included a section in the Amended S-1 which includes the MD&A of Lilien’s historical operations for the years ended December 31, 2012 and 2011, respectively.

Note 20. Subsequent Events

Acquisition of Shoom, Inc., page 19

11.

We note your reference to total assets of approximately $29.3 million on a pro forma basis as of December 31, 2012. Tell us why you believe you can assess significance based on pro forma total assets pursuant to Rule 3-05(b) (3) of Regulation S-X. That Rule applies to circumstances where a registrant had filed a report on Form 8-K or a non-IPO registration statement which included audited financial statements of such acquired business for the periods required by this Rule and the pro forma financial information required by Article 11. In this regard, since this Rule does not appear applicable to you, tell us whether you are determining significances in accordance with SAB Topic 1(J). If so, please provide an analysis based on SAB 80.

Response:

We initially applied Rule 3-05(b) (3) of Regulation S-X during our planning for the reporting requirements of the Shoom acquisition. As of December 31, 2012, the Sysorex consolidated financial statements did not include the results of operations for Lilien which we acquired as of March 1, 2013. Our acquisition of Lilien had a significant impact to our operations. We evaluated the significance of Shoom using a pro forma consolidated balance sheet as of December 31, 2012.

Based on your inquiry we further analyzed the Shoom acquisition in accordance with SAB 80: Application of S-X 3-05 in Initial Registration Statements (SAB Topic 1J) and have determined that we meet the following condition for this application as follows:

•

Condition 1: The acquired and likely to be acquired businesses must be discrete and substantially intact after the acquisition.

Shoom’s business was determined to be discrete and will be substantially intact after the acquisition

•

Condition 2: SAB 80 can only be applied by a first-time registrant in its initial registration statement, irrespective of whether that initial registration statement involves a public offering.

Securities and Exchange Commission

December 6, 2013

Sysorex is a first-time registrant and registering an S-1 registration statement.

The Company advises the Staff that the Company’s acquisition of Shoom, Inc. exceeded the 10% but less than 20% significance level set forth in SAB 80.  The Company paid $2,500,000 in cash and issued 2,762,000 shares of its common stock to the shareholders of Shoom, Inc. at the August 31, 2013 effective date of the acquisition. The value of the Company’s common stock on such date was $2.03 per share.  Accordingly, the fair value of the consideration issued by the Company for the Shoom acquisition was approximately $8.1 Million. The Company had approximately $60 Million of total assets on a pro forma basis under SAB 80 including Sysorex, Lilien and the target company. The target company’s financial data is included in the calculation as the acquisition was probable as of the date of the filing of the registration statement.  As such, the total consideration issued by the Company in the Shoom acquisition was approximately 13% of its total assets. Shoom’s total assets as of December 31, 2012 on a pro forma basis were approximately $8.6 Million and the Company had approximately $60 Million of total assets on a proforma basis as of December 31, 2012. Therefore, Shoom’s proportionate share of assets to the assets of the Company was 14%.  Shoom’s net income from operations for the year ended December 31, 2012 on a pro forma basis was approximately $400,000 compared to the Company’s net loss on a proforma basis of $6 Million which is approximately 6% as compared to the Company’s operation on an absolute value basis. Therefore, since some of the conditions exceed 10 percent, but none exceed 20 percent, we have furnished audited financial statements for Shoom for the fiscal year ended December 31, 2012.

Based on our understanding of the guidance under SAB 80 we are also required to provide unaudited interim financial statements for the acquired companies for the same periods as the acquiree.  Therefore we will provide Shoom unaudited financials for January 1 through August 31, 2013 and Lilien unaudited financials for January 1 through February 28, 2013 as soon as they are available.

Exhibits

12.

We acknowledge your response to prior comment 32 and reissue it as it applies to any agreements governing the arrangements whereby you issued stock to Duroob Technology, Inc. in satisfaction of amounts owed by Sysorex Arabia LLC. Please file such agreements or tell us why you are not required to do so. We refer you to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

The Equity Exchange Agreement dated as of March 31, 2013 by and between the Company and Duroob Technology, which was previously filed by the Company as Exhibit 10.8 to the Registration Statement, is the only written agreement between the Company and Duroob Technology, Inc.

If you have any questions, please do not hesitate to contact the undersigned at 646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:

/s/ Elliot H. Lutzker

Elliot H. Lutzker

cc:

Nadir Ali